SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 30, 2000

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the transition period from ______ to ______

Commission file number 33-14927

CHESAPEAKE CORPORATION 401(k)
SAVINGS PLAN FOR SALARIED EMPLOYEES

CHESAPEAKE CORPORATION
1021 East Cary Street
Richmond, Virginia 23218-2350

INDEX OF FINANCIAL STATEMENTS AND SCHEDULE AND EXHIBIT
Page

Report of Independent Accountants	3

Financial Statements:

Statements of Net Assets Available for Benefits
at December 30, 2000 and December 30, 1999	4

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 30, 2000 and
December 30, 1999	5

Notes to Financial Statements	6-11

Supplemental schedule:

Schedule of Assets (Held
At End of Year), December 30, 2000	12

Exhibit:

23.1 - Consent of Independent Accountants	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k)
SAVINGS PLAN FOR SALARIED EMPLOYEES

By: /s/ Thomas A. Smith
-------------------
Thomas A. Smith
Vice President - Human
Resources and Chairman of
the Committee

June 27, 2001

Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings

Plan for Salaried Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30,2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/PRICEWATERHOUSECOOPERS LLP
-----------------------------
PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 8, 2001

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2000 and 1999

	2000	1999
	----	----

Assets:
Investments at fair value (Note 4)	$39,660,045	$48,401,072
Receivables:
Accrued income	19,469	19,890
Other receivable	12,758	-
	-----------	-----------
Total assets	39,692,272	48,420,962

Liabilities:
Other liabilities	-	26,594
	-----------	-----------
Total liabilities	-	26,594

Net assets available
for benefits	$39,692,272	$48,394,368
	===========	===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 30, 2000 and 1999

	2000	1999
	----	----

Additions:
Interest and dividends	$ 945,591	$ 1,439,106
Contributions (Note 2)
Employees	3,363,946	4,151,955
Employer	1,417,644	1,500,434
Rollovers	495,048	466,854
Net(depreciation)appreciation in fair
value of investments (Notes 1 and 4)	(5,470,742)	2,383,106
	-----------	-----------
	751,487	9,941,455
Deductions:
Distributions to
participating employees (Note 2)	7,322,047	7,811,289
Administrative fees	75,580	128,814
	-----------	-----------
	7,397,627	7,940,103
	-----------	-----------
Net (decrease)increase	(6,646,140)	2,001,352
	-----------	-----------

Interplan transfers, net (Note 6)	(2,055,956)	(27,148,758)

Net assets available for
benefits, beginning of year	48,394,368	73,541,774
	-----------	-----------
Net assets available for
benefits, end of year	$39,692,272	$48,394,368
	===========	===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

  Summary of Significant Accounting Policies:

General

The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	-	Quoted market value
Chesapeake common stock	-	Last published year-end sale
price on the New York Stock
Exchange
Loans to participants	-	Balances due which approximate
fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net (depreciation)appreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS, Continued

  Summary of Significant Accounting Policies, continued:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1999 financial statements have been

reclassified to conform to the 2000 financial statement presentation.

2. Description of Plan:

General

The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

Employee Contributions

A participant may elect to defer receipt of 1% to 15% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($10,500 and $10,000 in 2000 and 1999,respectively) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 60% of the first 6% and 50% of the first 5% on January 1, 2000 and 1999, respectively, of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on

NOTES TO FINANCIAL STATEMENTS, Continued

2. Description of Plan, continued:

behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions. In addition, the Employer establishes a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. At December 30, 2000 interest rates on outstanding loans range from 8.75% to 9.25%. Principal and interest is paid ratably through monthly payroll deductions.

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

NOTES TO FINANCIAL STATEMENTS, Continued

2. Description of Plan, continued:

Forfeitures

Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $9,350 and $75,731 at December 30, 2000 and December 30, 1999, respectively.

Plan Expenses

Expenses incurred in connection with the purchase or transfer of Chesapeake common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

3. Plan Termination:

While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

4. Investments:

The investments are held in trust funds which are administered by the Trustee.

The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investments, continued:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:
	December 30,
	2000	1999
	----	----
Investments at fair value as
Determined by quoted market
Price:
Equity funds:
Partners Trust Fund (499,424 and
591,052 shares, respectively)	$8,440,267	$10,627,119
Diversified Equity Fund (352,398 and
453,293 shares, respectively)	8,103,383	11,502,318
American Century Ultra Fund
(299,587 and 258,531 shares, respectively)	9,697,633	11,835,552
Common stock:
Chesapeake Corporation (277,863 and
205,405 shares, respectively)	5,713,558	6,264,853
Money market funds:
LaSalle Interest Income Fund (3,752,388 and
3,763,792 shares, respectively)	3,752,388	3,763,792

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)appreciated in value by $5,470,742 and $2,383,106, respectively as follows:

	2000	1999
Mutual funds	$(3,901,076)	$ 3,907,696
Common stock	(1,569,666)	(1,524,590)
	-----------	----------
	$(5,470,742)	$ 2,383,106
	===========	==========
  Tax Status:

  The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

  NOTES TO FINANCIAL STATEMENTS, Continued

  Interplan Transfers:

On October 22, 1999, the Company acquired Consumer Promotions International,Inc.("CPI"), a designer and manufacturer of permanent point-of-sale displays. The net value of applicable participants'

accounts was transferred into the Chesapeake sponsored plan on August

1, 2000, and amounted to approximately $1.6 million.

On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint venture with Georgia-Pacific Corporation (G-P). The net value of applicable participants' accounts were transferred to a G-P sponsored plan and amounted to approximately $3 million.

The sale of Chesapeake's building products business took place on July 30, 1999. In accordance with the agreement at that date, approximately $0.7 million was transferred from the Plan to the St. Laurent sponsored plan on August 1, 2000.

Effective October 3,1999, Chesapeake contributed substantially all of the assets of its wholly owned subsidiary, Wisconsin Tissue Mills, Inc.(WT), to a joint venture with (G-P). Chesapeake received a 5% interest in the joint venture. In connection with this transaction, all participants who were employed by WT had their accounts transferred out of the Plan and into a Plan sponsored by G-P. The net value of the accounts transferred from the Plan to the G-P sponsored plan was approximately $27 million.

  Subsequent Events:

On May 18, 2001, the Corporation completed the sale of Chesapeake Packaging Company and Capitol Packaging Corporation to Inland Paperboard and Packaging, Inc. a subsidiary of Temple-Inland, Inc. The terminated employees became vested in the Plan and the net value of the applicable participant accounts will be transferred to a Temple-Inland, Inc. sponsored plan in August 2001. In June 2001, the net value of the applicable participant accounts represented approximately $7.4 million .

On April 23, 2001, the Corporation signed an agreement to sell the assets of its U.S. Display business of Chesapeake Display and Packaging Company, a subsidiary of Chesapeake Corporation, to CorrFlex Graphics, LLC. Under the terms of that agreement those participants that become terminated upon close of the sale will automatically vest in the plan.

During 2001, the Plan's Trustee was changed to Putnam Fiduciary Trust Company. Eligible participant accounts and contribution options will be affected by this change

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 30, 2000

Parties- In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset

	Partners Trust Fund	Equity-income fund	$ 8,440,267
	Diversified Equity Fund	Domestic and foreign equity fund	8,103,383
	LaSalle Interest Income Fund	Managed stable capital income fund	3,752,388
	American Century Ultra Fund	Equity fund	9,697,633
	Phoenix High Yield Fund	High yield bond fund	1,804,876
	Dreyfus A Bond Plus Fund	Corporate and government bond fund	1,193,783
*	Common Stock Chesapeake Corporation	Corporate common stock	5,713,558
*	Loans to Participants of the Plan	Interest rates range from 7.50% to 9.25%	619,568
*	Cash Equivalents The Bank of New York	Collective short-term Investment Fund	334,589
		Total	$ 39,660,045

* Indicates party-in-interest

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14927) of Chesapeake Corporation of our report dated June 8, 2001 relating to the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees, which appears in this Form 11-K.

/S/PRICEWATERHOUSECOOPERS LLP
-----------------------------
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 27, 2001